Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Penn West Energy Trust provides 2007 income tax information for former
     Canetic unitholders

     CALGARY, Jan. 31 /CNW/ - (TSX - PWT.UN; NYSE - PWE) Penn West Energy
Trust ("Penn West") is pleased to provide 2007 tax information on Canetic
Resources Trust ("Canetic") distributions for former Canetic unitholders resident in Canada and the United States.
     The following information is provided to assist individual unitholders with 2007 income tax reporting. It is not intended to constitute legal or tax advice to any particular former holder of Canetic units. Readers should consult with their legal or tax advisors as to their particular tax consequences of holding Canetic units.
     Further tax information in the form of specific tax letters setting forth the taxability of Canetic distributions on a monthly basis for Canadian and
U.S. residents is available on Penn West's website at www.pennwest.com. If you would like a copy of Canetic's 2007 tax information, please contact Investor
Relations at 1-888-770-2633 or by e-mail at investor_relations(at)pennwest.com.

     2007 Canadian Tax Information
     -----------------------------
     For the 2007 tax year, Penn West has determined that the distributions received by Canadian resident Canetic unitholders are 100 percent taxable as
"other income" with no return of capital.

     2007 U.S. Tax Information
     -------------------------
     In consultation with its U.S. tax advisors, Penn West believes that the units of Canetic more likely than not will be properly classified as equity in a corporation, rather than debt, for U.S. federal income tax purposes, and that distributions paid to its individual U.S. unitholders will more likely than not be "qualified dividends" under the Jobs and Growth Tax Relief
Reconciliation Act of 2003. There are certain individual circumstances where the distributions may not be qualified dividends (such as situations where individual unitholders do not meet a holding period test). As such, the portion of the distributions made during 2007 that are considered dividends should qualify for the reduced rate of tax applicable to certain capital gains with respect to eligible individual unitholders.
     Provided the 2007 Canetic distributions are considered to be qualified dividends as noted above, Penn West has determined that 100 percent of these distributions paid during the year will be taxable for U.S. tax purposes as
"qualified dividends" with no return of capital.

     Penn West trust units and debentures are listed on the Toronto Stock
Exchange under the symbols PWT.UN, PWT.DB.A, PWT.DB.B, PWT.DB.C, PWT.DB.D,
PWT.DB.E and PWT.DB.F and Penn West trust units are listed on the New York
Stock Exchange under the symbol PWE.

     %SEDAR: 00022266E          %CIK: 0001334388

     /For further information: PENN WEST ENERGY TRUST, Suite 2200, 425 - First
Street S.W., Calgary, Alberta, T2P 3L8, Phone: (403) 777-2500, Toll-free:
1-866-693-2707, Fax: (403) 777-2699, Website: www.pennwest.com; Investor
Relations: Phone: 1-888-770-2633, E-mail: investor_relations(at)pennwest.com/
     (PWT.UN. PWE)

CO:  Penn West Energy Trust

CNW 20:09e 31-JAN-08